Exhibit 99.1

BitFuFu Appoints Chief Financial Officer

SINGAPORE, May 31, 2024 (GLOBE NEWSWIRE) — BitFuFu Inc., (“BitFuFu” or “the Company”) (NASDAQ: FUFU), a fast-growing digital asset mining service and world-leading cloud-mining service provider, today announced the appointment of Ms. Calla Zhao as Chief Financial Officer, effective May 29, 2024.

Ms. Calla Zhao has served as BitFuFu’s financial controller since September 2021. Prior to joining BitFuFu, she served as head of finance at GGG Limited, an investment division of a conglomerate, from 2017 to 2021, and as an auditor at KPMG from 2005 to 2011. Ms. Zhao is a CPA and earned a Bachelor of Arts in Management from Peking University with a major in accounting.

Mr. Leo Lu, Chief Executive Officer of BitFuFu, stated, “We are delighted to appoint Calla as CFO. Her extensive experience and deep understanding of our business make her the ideal fit for this position. She played a critical role in completing our listing on NASDAQ earlier this year, and I look forward to continuing to work closely together in her new position to capitalize on the tremendous growth opportunities ahead of us.”

About BitFuFu Inc.

BitFuFu is a fast-growing digital asset mining service and world-leading cloud-mining service provider. BitFuFu received early investment from Bitmain, a world-leading digital asset mining hardware manufacturer, and remains Bitmain’s sole strategic partner in the cloud mining space.

BitFuFu is dedicated to fostering a secure, compliant, and transparent blockchain infrastructure, providing a variety of stable and intelligent digital asset mining solutions to a global customer base. Leveraging its expanding global mining facility network and strategic partnership with Bitmain, BitFuFu enables institutional customers and digital asset enthusiasts to mine digital assets efficiently.

For more information, please visit https://ir.bitfufu.com/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of BitFuFu’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause BitFuFu’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this press release, the Company cautions you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. The announced results of the first quarter of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Investor Relations
Charley Brady
Vice President, Investor Relations
ir@bitfufu.com

Christensen Advisory
bff@christensencomms.com